SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: November 21, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options

News & Information	1-7-1 Konan, Minato-ku
Tokyo, 108-0075 Japan

                                      November 21, 2017

Determination of Final Terms of Stock Acquisition Rights
for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) announced today that the final terms of stock acquisition rights (“Stock Acquisition Rights”) for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on October 31, 2017, have been fixed as set forth below.

The Thirty-Fourth Series of Stock Acquisition Rights

1.	Aggregate number of Stock Acquisition Rights:
	13,915

2.	Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:
		Number of persons
		(Number of Stock Acquisition Rights)
	Corporate executive officers of the Corporation	8	(3,200)
	Employees of the Corporation	103	(1,687)
	Directors of the subsidiaries of the Corporation	51	(2,168)
	Officers/Employees of the subsidiaries of the Corporation	701	(6,860)
		Total: 863	(Total: 13,915)

3.	Payment in exchange for Stock Acquisition Rights:
	Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

4.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
	1,391,500 shares of common stock of the Corporation
	The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

5.	Amount of assets to be contributed upon exercise of Stock Acquisition Rights:
	523,100 yen per Stock Acquisition Right
	(5,231 yen per share) (Exercise Price)

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The Thirty-Fifth Series of Stock Acquisition Rights

1.	Aggregate number of Stock Acquisition Rights:
	15,549

2.	Persons to whom Stock Acquisition Rights will be allocated and number of Stock Acquisition Rights to be allocated:
		Number of persons
		(Number of Stock Acquisition Rights)
	Corporate executive officers of the Corporation	1	(2,000)
	Employees of the Corporation	2	(29)
	Directors of the subsidiaries of the Corporation	24	(2,302)
	Officers/Employees of the subsidiaries of the Corporation	725	(11,218)
		Total: 752	(Total: 15,549)

3.	Payment in exchange for Stock Acquisition Rights:
	Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

4.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:
	1,554,900 shares of common stock of the Corporation
	The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be 100 shares.

5.	Amount of assets to be contributed upon exercise of Stock Acquisition Rights:
	4,573.00 U.S. dollars per Stock Acquisition Right
	(45.73 U.S. dollars per share) (Exercise Price)

EOF

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